FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Syngenta CEO speaks at 2009 USDA Outlook Forum”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA+1 202 737 6520

Basel, Switzerland, February 27, 2009

Syngenta CEO highlights crucial role of technology in improving food security

Speaking yesterday at the 2009 USDA Outlook Forum in Washington D.C., Syngenta CEO Mike Mack highlighted the crucial role that agricultural technology can play in improving global food security. “In the face of persistent and growing global challenges, such as rising population, exacerbated by changing diets, limited farmland availability and more erratic climatic conditions, the need to ensure food security and environmental safety is essential. A full modern toolbox including biotechnology, crop protection and seed care is vital to provide solutions,” Mack said.

Mike Mack highlighted the importance of science and research in finding alternative sources of energy, combating water scarcity and protecting biodiversity. “Some $30 billion worth of crops were lost to drought in 2007, and at the same time, the world is increasingly looking to biofuels to meet our energy needs,” he continued. “Our innovative products allow us to unlock the potential of plants, enabling us to do more with less – feed more people, produce more fuel and fiber, while using less water and decreasing the carbon footprint of agriculture.”

“We have just begun realizing the promise of agricultural technology. As amazing as the products we have already produced are, we are only at the early stages of the learning curve” concluded Mack.

Mike Mack spoke alongside other speakers including Tom Vilsack, Secretary of Agriculture, US Department Agriculture and Lawrence H. Summers, Assistant to President Obama for Economic Policy and Director of the National Economic Council.

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – February 27, 2009 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	February 27, 2009	By:	/s/ Peter Schreiner
			Name:	Peter Schreiner
			Title:	Head Group Taxation

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
Senior Corporate Counsel